CSL

04010797

82-3785

SUPPL

Our ref.: 01/881

1 March 2004

SEC MAIL PROCESSING
RECEIVED
MAR 22 2004
WASH. D.C. 181 SECTION

The US Securities and Exchange Commission
Division of Corporation Finance
450 5th Street N.W.
Washington D.C. 20549
USA

Attention: Division of Corporate Finance (International)
Mail Stop 3-2

Dear Sir/Madam

HALF YEARLY REPORT

Following are CSL's Half Yearly Report (Appendix 4D), Statements of Financial Performance and Position, Statement of Cash Flows and Notes to the Financial Statements as at 31 December, 2003, Directors' Report and Declaration, Independent Review Report and a Media Release announcing the results.

Yours faithfully

PROCESSED
MAR 25 2004
THOMSON FINANCIAL

Peter Turvey
COMPANY SECRETARY

dlw 3/25

Enc

Appendix 4D

Half Year Report

Introduced 01/01/2003. Origin: Appendix 4B

Name of entity

CSL LIMITED

ABN or equivalent company reference	Period Ending ('current period')	Corresponding Period ('previous period')
99 051 588 348	31 December 2003	31 December 2002

Results for announcement to the market

					$A ' 000
Revenues from ordinary activities	up / ~~down~~	0.1%	to	$	640,351
Profit (loss) from ordinary activities after tax attributable to members	~~up~~ / down	36.7%	to	$	25,382
Net profit (loss) for the period attributable to members	~~up~~ / down	36.7%	to	$	25,382

Dividends (distributions)	Amount per security	Franked amount per security
Interim dividend	12¢	12¢

+ Record date for determining entitlements to the interim dividend: 2 April 2004

Brief explanation of any of the figures reported above or other item(s) of importance not previously released to the market:

Refer to press release

The remainder of the information requiring disclosure to comply with listing rule 4.2A.3 is contained in the attached half-year financial report, media release and additional information table below.

Additional Information

NTA backing

	Current period	Corresponding period
Net tangible asset backing per + ordinary security	$4.55	$1.97

Dividend reinvestment plan

Ordinary shareholders will be able to particpate in the company's Dividend Reinvestment Plan. The last date for receipt of an election notice is 2 April 2004.

Control gained over entities having material effect

Name of entity (or group of entities)	NONE
Consolidated profit (loss) from ordinary activities and extraordinary items after tax of the controlled entity (or group of entities) since the date in the current period on which control was + acquired	$A ' 000 N/A
Date from which such result has been calculated	N/A
Consolidated profit (loss) from ordinary activities and extraordinary items after tax of the controlled entity (or group of entities) for the whole of the previous corresponding period	N/A

Control lost over entities having material effect

Name of entity (or group of entities)	NONE
Consolidated profit (loss) from ordinary activities and extraordinary items after tax of the controlled entity (or group of entities) for the current period to the date of loss of control	$A ' 000 N/A
Date from which such result has been calculated	N/A
Consolidated profit (loss) from ordinary activities and extraordinary items after tax of the controlled entity (or group of entities) while controlled during the whole of the previous corresponding period	N/A
Contribution to consolidated profit (loss) from ordinary and extraordinary items from the sale of interest leading to loss of control	N/A

Compliance statement

1 This report is based on accounts to which one of the following applies -

- [ ] The accounts have been audited
- [ ] The accounts are in the process of being audited or subject to review
- [x] The accounts have been subject to review
- [ ] The accounts have not yet been audited or reviewed

2 The review report by the auditor is attached.

Sign here: .... (~~Director /~~ Company Secretary)

Date: 18 February 2004

Print name: Peter R Turvey

82-3785

CSL Limited and its controlled entities
ABN 99 051 588 348
Condensed Statement of Financial Performance
for the half-year ended 31 December 2003

		Consolidated Entity	
		December	December
		2003	2002
	Notes	**$000**	$000
Sales revenue	2	**636,138**	633,438
Cost of sales		**421,369**	383,054
Gross profit		**214,769**	250,384
Other revenues	2	**4,213**	6,414
Research and development expenses		**42,130**	50,149
Selling and marketing expenses		**53,948**	58,003
General and administration expenses		**41,830**	44,946
Borrowing costs	3	**10,965**	16,114
Other expenses	3(a)(i)	**24,853**	30,803
Profit from ordinary activities before income tax expense		**45,256**	56,783
Income tax expense relating to ordinary activities	4	**19,874**	16,683
Profit from ordinary activities after income tax expense		**25,382**	40,100
Net exchange difference on translation of financial statements of self-sustaining foreign operations net of exchange differences on associated borrowings	1(b),7	**(26,219)**	38,662
Total revenues, expenses and valuation adjustments attributable to members recognised directly in equity		**(26,219)**	38,662
Total changes in equity other than those resulting from transactions with owners as owners		**(837)**	78,762
		cents	cents
Basic earnings per share		**15.6**	25.3
Diluted earnings per share		**15.5**	25.1

The above statement of financial performance should be read in conjunction with the accompanying notes.

82-3785

CSL Limited and its controlled entities
ABN 99 051 588 348
Condensed Statement of Financial Position
as at 31 December 2003

		Consolidated Entity		
		December	June	December
		2003	2003	2002
	Notes	**$000**	$000	$000
CURRENT ASSETS				
Cash assets		**502,732**	82,855	89,681
Receivables		**161,855**	169,866	167,297
Inventories		**485,894**	490,094	537,422
Other		**31,539**	5,972	10,038
Total Current Assets		**1,182,020**	748,787	804,438
NON-CURRENT ASSETS				
Receivables		**7,464**	7,649	5,745
Other financial assets		**3,241**	2,786	5,646
Property, plant and equipment		**519,618**	537,556	588,705
Deferred tax assets		**24,315**	22,381	16,080
Intangibles		**829,561**	894,987	1,047,906
Other		**4,190**	4,781	-
Total Non-Current Assets		**1,388,389**	1,470,140	1,664,082
TOTAL ASSETS		**2,570,409**	2,218,927	2,468,520
CURRENT LIABILITIES				
Payables		**170,352**	193,715	204,645
Tax liabilities		**18,976**	15,873	13,461
Provisions		**30,522**	33,167	67,149
Total Current Liabilities		**219,850**	242,755	285,255
NON-CURRENT LIABILITIES				
Payables		**39,109**	51,420	94,404
Interest bearing liabilities		**553,283**	577,448	676,963
Deferred tax liabilities		**46,112**	38,976	22,612
Provisions		**23,226**	25,630	27,819
Total Non-Current Liabilities		**661,730**	693,474	821,798
TOTAL LIABILITIES		**881,580**	936,229	1,107,053
NET ASSETS		**1,688,829**	1,282,698	1,361,467
EQUITY				
Contributed equity	6	**1,378,602**	936,430	933,488
Reserves	7	**(13,226)**	16,367	108,733
Retained profits	8	**323,453**	329,901	319,246
TOTAL EQUITY		**1,688,829**	1,282,698	1,361,467

The above statement of financial position should be read in conjunction with the accompanying notes.

82-3785

CSL Limited and its controlled entities
ABN 99 051 588 348
Condensed Statement of Cash Flows
for the half-year ended 31 December 2003

	Notes	Consolidated Entity December 2003 $000	December 2002 $000
Cash flows from Operating Activities			
Receipts from customers		**640,994**	661,933
Payments to suppliers and employees		**(562,536)**	(593,765)
Interest received		**566**	356
Income taxes paid		**(19,433)**	(13,253)
Borrowing costs		**(10,401)**	(30,414)
Net cash inflow from operating activities		**49,190**	24,857
Cash flows from Investing Activities			
Proceeds from sale of property, plant and equipment		**402**	3,625
Payment for property, plant and equipment		**(27,857)**	(47,558)
Payment for other investments		**(455)**	(396)
Payment for costs of acquisition		**(14,576)**	-
Payment for intellectual property		**(8,123)**	(37,037)
Payment for restructuring of business		**(269)**	(4,101)
Net cash outflow from investing activities		**(50,878)**	(85,467)
Cash flows from Financing Activities			
Proceeds from issue of shares		**429,926**	6,435
Dividends paid		**(22,688)**	(34,924)
Proceeds from borrowings		**21,790**	491,197
Repayment of borrowings		**(4,671)**	(403,060)
Net cash inflow from financing activities		**424,357**	59,648
Net increase/(decrease) in cash held		**422,669**	(962)
Cash at the beginning of the period		**82,855**	89,355
Exchange rate variations on foreign cash balances		**(2,792)**	1,288
Cash at the end of the period		**502,732**	89,681
Reconciliation of Cash			
Cash at the end of the period as shown in the condensed statement of cash flows is reconciled as follows:			
Cash on hand		**102,732**	89,230
Cash deposits		**400,000**	451
		502,732	89,681

The above statement of cash flows should be read in conjunction with the accompanying notes.

CSL Limited and its controlled entities
Notes to the half-year financial statements

1 Basis of Preparation of the half-year financial report

The half-year financial report does not include all notes of the type normally included within the annual financial report and therefore cannot be expected to provide as full an understanding of the financial performance, financial position and financing and investing activities of the consolidated entity as the full financial report.

The half-year financial report should be read in conjunction with the Annual Financial Report of CSL Limited as at 30 June 2003. It is also recommended that the half-year financial report be considered together with any public announcements made by CSL Limited and its controlled entities during the half-year ended 31 December 2003 in accordance with the continuous disclosure obligations arising under the Corporations Act 2001.

(a) Basis of Accounting

The half-year financial report is a general purpose financial report which has been prepared in accordance with the requirements of the Corporations Act 2001, applicable Accounting Standards including AASB 1029: Interim Financial Reporting and other mandatory professional reporting requirements.

The half-year financial report has been prepared in accordance with the historical cost convention.

For the purpose of preparing the half-year financial report, the half-year has been treated as a discrete reporting period.

(b) Foreign currency translation

The financial statements of self-sustaining operations are translated using the current method. Any exchange difference arising through the use of the current rate method is taken directly to the foreign currency translation reserve.

The exchange gains and losses arising on those foreign currency borrowings which are designated as hedges of self-sustaining controlled foreign entities are offset in the foreign currency translation reserve against the gains and losses arising on the translation of the net assets of those entities. These circumstances represent an effective natural hedge.

(c) Prior period comparatives

Where necessary, comparatives have been reclassified and repositioned for consistency with current period disclosures.

82-3785

CSL Limited and its controlled entities
Notes to the half-year financial statements

	Consolidated Entity	
	December 2003 $000	December 2002 $000
2 Revenue from Ordinary Activities		
Sales revenue	**636,138**	633,438
Other revenue		
Interest received/receivable		
Other persons and/or corporations	**1,590**	307
Proceeds from sale of property, plant and equipment	**402**	3,625
Rent	**96**	364
Royalties	**154**	41
Collaborative revenue	**739**	987
Other	**1,232**	1,090
Total other revenues	**4,213**	6,414
Total revenue from ordinary activities	**640,351**	639,852
3 Operating Profit		
(a) Profit from ordinary activities before income tax includes the following specific expenses:		
Interest paid/payable to other persons	**10,390**	16,114
Amortisation of borrowing costs	**575**	-
Depreciation	**31,462**	31,856
Amortisation of leasehold improvements	**1,028**	1,233
Amortisation of intellectual property	**1,398**	262
Goodwill amortisation (i)	**23,356**	26,102

(i) The functional expense classification of Other Expenses includes goodwill amortisation.

4 Income Tax

The income tax expense from ordinary activities for the period differs from the amount calculated on the profit. The differences are reconciled as follows:

Profit from ordinary activities before income tax	**45,256**	56,783
Income tax calculated at 30%	**13,577**	17,035
Tax effect of permanent differences		
Building depreciation	**148**	136
Reduction in tax arising from the tax incentive for R&D	**(1,075)**	(1,507)
Reduction in tax arising from equity raising costs claim	**(226)**	(226)
Under/(over) provision in previous year	**106**	(594)
Effects of different rates of tax on overseas income	**8,189**	2,218
Other non-allowable/assessable items	**(845)**	(379)
Income tax expense adjusted for permanent differences	**19,874**	16,683

CSL Limited and its controlled entities
Notes to the half-year financial statements

5 Segment Information

Primary Reporting - business segments

December 2003

	Human Health $'000	Biosciences $'000	Animal Health $'000	Plasma Services $'000	Eliminations $'000	Consolidated $'000
External sales	395,005	98,712	37,040	105,381	-	636,138
Other external revenue	1,082	-	289	362	-	1,733
Intersegment revenue	18	792	-	27,206	(28,016)	-
Segment revenue	396,105	99,504	37,329	132,949	(28,016)	637,871
Unallocated revenue						2,480
Total revenue						640,351
Segment earnings	27,511	22,421	4,701	1,326	-	55,959
Borrowing costs						(10,965)
Unallocated expense net of unallocated revenue						262
Profit from ordinary activities before tax						45,256
Income tax expense						(19,874)
Profit from ordinary activities after tax						25,382

December 2002

	Human Health $'000	Biosciences $'000	Animal Health $'000	Plasma Services $'000	Eliminations $'000	Consolidated $'000
External sales	379,296	84,070	32,645	137,427	-	633,438
Other external revenue	2,160	275	11	-	-	2,446
Intersegment revenue	869	532	-	-	(1,401)	-
Segment revenue	382,325	84,877	32,656	137,427	(1,401)	635,884
Unallocated revenue						3,968
Total revenue						639,852
Segment earnings	45,734	21,837	4,800	3,233	-	75,604
Borrowing costs						(16,114)
Unallocated expense net unallocated revenue						(2,707)
Profit from ordinary activities before tax						56,783
Income tax expense						(16,683)
Profit from ordinary activities after tax						40,100

6 Contributed Equity

Movements in the contributed equity for the six months ended 31 December 2003:

	Number of shares	$000
Opening balance	159,938,660	936,430
Shares issued to employees through participation in SESOP II	41,000	501
Shares issued to shareholders through participation in Dividend Reinvestment Plan	746,615	12,431
Shares issued to employees through participation in General Employee Share Plan	65,421	776
Shares issued on equity placement	27,905,594	438,118
Share issue placement costs	-	(9,654)
Balance as at 31 December 2003	188,697,290	1,378,602

7 Reserves

	December 2003 $000
Composition	
Asset revaluation reserve	22,308
Foreign currency translation reserve	(35,534)
	(13,226)
Movements	
Foreign currency translation reserve	
Opening balance	(5,941)
Net exchange differences on translation of foreign controlled entities, net of hedge	(26,219)
Transfer to retained profits	(3,374) Ⓐ
Closing balance	(35,534)

Nature and purpose of reserves

The Asset Revaluation Reserve was used to record increments and decrements in the value of non-current assets. The reserve can only be used to pay dividends in limited circumstances. All land and buildings previously revalued are now carried at deemed cost.

The Foreign Currency Translation Reserve is used to record exchange differences arising from the translation of the financial statements of self-sustaining operations and exchange gains and losses arising on those foreign currency borrowings which are designated as hedges of self-sustaining controlled foreign entities.

8 Retained Profits

	December 2003 $000
Opening balance	329,901
Transfer from foreign currency translation reserve	3,374 Ⓐ
Dividends provided for or paid	(35,204)
Net profit	25,382
Closing balance	323,453

Ⓐ Transfer of CSL UK's FCTR balance to retained profits as company was liquidated; This is in accordance with AASB 1012.

CSL Limited and its controlled entities
Notes to the half-year financial statements

	Consolidated Entity	
	December 2003 $000	December 2002 $000
9 Dividends		
Ordinary shares		
Dividends provided for or paid during the half-year	35,204	34,924
Dividends not recognised at the end of the half-year		
Since the end of the half-year the directors have recommended the payment of an interim dividend of 12 cents per fully paid ordinary share, fully franked at 30%. The aggregate amount of the proposed interim dividend expected to be paid on 13 April 2004 out of retained profits at 31 December 2003, but not recognised as a liability at the end of the half-year is	23,492	

10 Discontinued Operation

On 16 December 2003, the consolidated entity announced it had entered into an Agreement with Pfizer Inc for the sale of its Animal Health Business for A$170 million. Completion of the sale is expected in the first quarter of the 2004 calendar year and is conditional on standard regulatory approvals.

11 Acquisition of Aventis Behring

On 9 December 2003, the Boards of CSL Limited and Aventis S.A. announced plans for CSL to acquire Aventis Behring. The purchase price comprises an up-front payment of US$550 million, deferred payments totalling US$125 million and contingent payments. Approval of the transaction has been obtained from the US Federal Trade Commission and approvals from other national competition authorities remain outstanding.

On 10 December 2003, CSL Limited completed the institutional component of the equity raising that forms part of the funding package for the acquisition of Aventis Behring. A total of 27.9 million shares were issued at a share price of A$15.70 per share, raising approximately A$438.1 million.

As at 31 December 2003, acquisition costs directly incurred with the acquisition of Aventis Behring of A$20.8 million have been capitalised. This amount includes A$3.8 million (A$2.36 million net of income tax) of costs associated with the acquisition that were reinstated from the prior reporting period.

12 Contingent Liabilities and Contingent Assets

There has been no changes to contingent liabilities and contingent assets since the last annual reporting date.

13 Events occurring after reporting date

On 16 December 2003, CSL offered eligible shareholders the opportunity to participate in a Share Purchase Plan by subscribing for up to A$5,000 of additional shares.

The offer period closed at 5.00 p.m. on Friday, 30 January, 2004. As at that time, applications were received from shareholders for a total of approximately A$111 million worth of new shares. Allocation of these shares are expected in the week commencing 23 February, 2004.

The financial effect of the above event has not been brought to account at 31 December 2003.

CSL LIMITED AND ITS CONTROLLED ENTITIES
DIRECTORS' REPORT

The Board of Directors of CSL Limited has pleasure in submitting the condensed statement of financial position of the consolidated entity at 31 December, 2003, and the related condensed statement of financial performance and condensed statement of cash flows for the half year then ended and report as follows:

1. Directors

The names and details of the Directors in office at the date of this report are:

Names	Qualifications and Experience
Peter H Wade, FCPA, FAICD, Chairman	Experienced in finance, commercial and corporate governance, Mr Wade is a past Deputy Chairman of CSL, having previously served from 1985 until 1993. Mr Wade was appointed Chairman in 1999 and most recently re-elected at the 2003 Annual General Meeting. Resident in Melbourne.
Brian A McNamee, MB, BS, FAICD Managing Director	Experienced in international pharmaceutical industry and medicine, Dr McNamee became the Chief Executive and Managing Director of CSL in 1990. Resident in Melbourne.
Elizabeth A Alexander, AM, BCom, FCPA, FCA, FAICD	Miss Alexander is an accountant, and was appointed to the CSL Board in 1991. She was most recently re-elected at the 2001 Annual General Meeting. She is Chairman of the Audit and Risk Management Committee. Resident in Melbourne.
A M (Tony) Cipa, *B.Bus(Acc), Grad.Dip(Acc), CPA, ACIS*	Mr Cipa was appointed to the CSL Board as Finance Director in August 2002 and re-elected at the 2002 Annual General Meeting. Mr Cipa commenced his employment at CSL in 1990 as Finance Manager and was appointed Chief Financial Officer in 1994. Resident in Melbourne.
Ian A Renard, *BA, LLM, FAICD*	Mr Renard was appointed to the CSL Board in August 1998 and most recently re-elected at the 2002 Annual General Meeting. Mr Renard was a partner of a law firm for 22 years practising in commercial law. Mr Renard is a member of both the Human Resources Committee and the Audit and Risk Management Committee. Resident in Melbourne.
Kenneth J Roberts, *AM, BEc, FCPA, FAIM, FAICD, FRACP(Hon)*	Mr Roberts was appointed to the Board in February 1996, and most recently re-elected at the 2002 Annual General Meeting. His career has been in the international pharmaceutical industry. Mr Roberts is Chairman of the Human Resources Committee. Resident in Sydney.

Arthur C Webster, *BVSc, DipBact (Lond)*	Dr Webster was appointed to the CSL Board in March 1998 and most recently re-elected at the 2003 Annual General Meeting. Dr Webster's career has been in the animal health industry both domestically and internationally. Dr Webster is a member of both the Human Resources Committee and the Audit and Risk Management Committee. Resident in Sydney.

2. Activities

The principal activities of the consolidated entity during the half year under review were the research, development, manufacture, marketing and distribution of pharmaceutical and allied products and no significant change in the nature of those activities has taken place during the period.

3. Operating Results

Group sales totalled $636.1 million, an increase of 0.4% over the corresponding period last year. The consolidated earnings before interest, income tax, depreciation and amortisation was $111.9 million, a decrease of 15.3% on the corresponding period last year. Net profit after providing for income tax was $25.4 million, a decrease of 36.7% on the corresponding period last year.

4. Significant Changes in the State of Affairs

The Company announced on 9 December, 2003, that it had entered into an agreement to acquire the global plasma therapeutics business of Aventis Behring from Aventis. In addition, on 16 December, 2003, the Company announced the entering into an agreement with Pfizer Inc for the sale of its Animal Health business.

There have been no other significant changes in the state of affairs of the economic entity that occurred during the financial period not otherwise disclosed in this report or the financial statements.

5. Review of Operations

A number of factors impacted on the performance of the consolidated entity during the first half under review as predicted by the Company at its Annual General Meeting in October 2003. A principal factor has been the strong appreciation of the Swiss Franc against the US dollar. During the half year under review the Swiss Franc had on average appreciated 12.5% against the US dollar compared to the same period last year. Net profit after providing for income tax and prior to applying exchange rate movement was $39.9 million, a decrease of 0.6 % on the corresponding period last year. A further factor was the competitive environment for Albumin in the USA which had the effect of moving the Albumin price adversely.

6. Dividends

A final dividend of 22 cents per ordinary share, fully franked, was paid out of profits for the year ended 30 June 2003, on 10 October, 2003.

The Directors have declared an interim dividend of 12 cents per ordinary share (the same as for the corresponding period last year), fully franked at 30% to be paid on 13 April, 2004.

7. Rounding of Amounts

The chief entity is a company entitled to relief under Australian Securities & Investments Commission Class Order 98/100. In accordance with that Class Order, amounts in the consolidated financial statements and the Directors' Report have been rounded to the nearest $1,000, unless specifically stated to be otherwise.

This report has been made in accordance with a resolution of Directors.

P. H. Wade

Peter H Wade
CHAIRMAN

Brian A McNamee
MANAGING DIRECTOR

Dated: 18 February 2004

CSL Limited and its controlled entities
ABN 99 051 588 348
Directors' Declaration

The directors declare that:

(a) the financial statements and notes of the consolidated entity:

(i) give a true and fair view of the financial position as at 31 December 2003 and the performance for the half-year ended on that date of the consolidated entity; and

(ii) comply with Accounting Standard AASB 1029 'Interim Financial Reporting' and the Corporations Regulations 2001; and

(b) in the directors' opinion there are reasonable grounds to believe that the company will be able to pay its debts as and when they become due and payable.

Made in accordance with a resolution of directors.

P.H. Wade

Peter H Wade
Chairman

Brian A McNamee
Managing Director

Melbourne

18 February 2004

ERNST & YOUNG

120 Collins Street
Melbourne VIC 3000
Australia

GPO Box 67
Melbourne VIC 3001

Tel 61 3 9288 8000
Fax 61 3 9654 6166
DX 293 Melbourne

Independent review report to members of CSL Limited

Scope

The financial report and directors' responsibility
The financial report comprises the consolidated statement of financial position, statement of financial performance, statement of cash flows, accompanying notes to the financial statements and the directors' declaration for CSL Limited, the consolidated entity, for the half year ended 31 December 2003. The consolidated entity comprises CSL Limited ("the company") and the entities it controlled during the half year.

The directors of the company are responsible for preparing a financial report that gives a true and fair view of the financial position and performance of the consolidated entity, and that complies with Accounting Standard AASB 1029 "Interim Financial Reporting", in accordance with the *Corporations Act 2001*. This includes responsibility for the maintenance of adequate accounting records and internal controls that are designed to prevent and detect fraud and error, and for the accounting policies and accounting estimates inherent in the financial report.

Review approach
We conducted an independent review of the financial report in order to make a statement about it to the members of the company, and in order for the company to lodge the financial report with the Australian Stock Exchange and the Australian Securities and Investments Commission.

Our review was conducted in accordance with Australian Auditing Standards applicable to review engagements, in order to state whether, on the basis of the procedures described, anything has come to our attention that would indicate that the financial report is not presented fairly in accordance with the *Corporations Act 2001*, Accounting Standard AASB 1029 "Interim Financial Reporting" and other mandatory professional reporting requirements in Australia, so as to present a view which is consistent with our understanding of the consolidated entity's financial position, and of its performance as represented by the results of its operations and cash flows.

A review is limited primarily to inquiries of company personnel and analytical procedures applied to the financial data. These procedures do not provide all the evidence that would be required in an audit, thus the level of assurance is less than given in an audit. We have not performed an audit and, accordingly, we do not express an audit opinion.

Independence
We are independent of the company, and have met the independence requirements of Australian professional ethical pronouncements and the *Corporations Act 2001*. In addition to our review of the financial report, we were engaged to undertake other non-audit services. The provision of these services has not impaired our independence.

Statement

Based on our review, which is not an audit, we have not become aware of any matter that makes us believe that the consolidated financial report of CSL Limited is not in accordance with:

(a) the *Corporations Act 2001*, including:

(i) giving a true and fair view of the financial position of the consolidated entity at 31 December 2003 and of its performance for the half year ended on that date; and

(ii) complying with Accounting Standard AASB 1029 "Interim Financial Reporting" and the *Corporations Regulations 2001*; and

(b) other mandatory financial reporting requirements in Australia.

Ernst & Young

Ivan Wingreen
Partner
Melbourne
18 February 2004

CSL

82-3785

18 February 2004

WEAK US DOLLAR IMPACTS CSL RESULT
AVENTIS BEHRING PURCHASE ON TRACK

CSL Limited today announced its operating results for the half-year ended 31 December 2003.

Dr McNamee, CSL's Managing Director, said, "It's been an operationally challenging half year given the significantly weaker US dollar and a competitive Albumin market.

"Despite producing a less than satisfactory result we have been working to improve our business fundamentals ahead of the Aventis Behring transaction closure and we've had some very pleasing results in cashflow.

"We anticipate closure of the Aventis Behring transaction by the end of March or in April as we have now received many of the key regulatory approvals."

He said that the purchase of Aventis Behring would bring complementary strengths, including a more closely matched base of geographic revenues and expenses to help shield the company from foreign exchange fluctuations.

HALF YEAR HIGHLIGHTS

- Group sales totalled $636.1m, level with the corresponding period last year. The consolidated earnings before interest, income tax, depreciation and amortisation (EBITDA) was $112m, a decrease of 15% on the corresponding period last year. As foreshadowed at the Company's Annual General Meeting in October 2003, the strong appreciation of the Swiss franc and the Australian dollar against the US dollar has had a significant impact on the operating results of the Company. At constant currency rates, EBITDA grew by 4% over the corresponding period last year.

- Net profit after providing for income tax (NPAT) was $25.4m, a decrease of 37% on the corresponding period last year, or at constant currency a decrease of 0.6% to $39.9m. Effective tax rate increased to 44% from 29%.

- Operating cashflow was up 98% to $49.2m.

Earnings per share after tax, before goodwill amortisation, was 27.3c (diluted), a decrease over the corresponding period last year of 29%.

The Directors maintained an interim dividend payment of 12c per share fully franked to be paid to shareholders on 13 April, 2004, the same as for the corresponding period last year.

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Phone: +61 3 9389 1911 CSL Limited (ABN 99 051 588 348) Fax: +61 3 9387 8454
45 Poplar Road Parkville Victoria 3052 Australia

OTHER DEVELOPMENTS

Dr McNamee pointed to other developments for the half which included the sale of the Animal Health Business, a strong performance in the Biosciences Business and the FDA approval of Rhophylac®, used in the prevention of haemolytic disease of the new born. In addition, he pointed to a collaboration agreement with Chiron Corporation to develop a hepatitis C vaccine using Chiron's antigens and CSL's proprietary ISCOMATRIX® adjuvant technology.

OUTLOOK

Given the complex process expected during the first three months of integrating Aventis Behring with ZLB and the yet to be confirmed closing date for the transaction, Dr McNamee stated that near term forecasting was difficult to make with any accuracy.

However, he said that for the second half of fiscal 2004, the company's remaining businesses (excluding Animal Health), are expected to produce moderate growth and JRH to continue its very strong growth as measured in its trading currency of US dollars.

In relation to ZLB and Aventis Behring he pointed to the guidance provided at the time of the announcement of the Aventis Behring acquisition where it was stated that the acquisition of Aventis Behring was expected to be significantly EPS accretive next financial year.

The sale of the company's Animal Health Business should provide CSL with a profit before tax of approximately $100m.

AVENTIS BEHRING

CSL announced earlier this week that the US competition authority, the Federal Trade Commission, had determined that it had no issues in respect to CSL's proposed acquisition of Aventis Behring. The Company advised that this is a major milestone in proceeding toward closing the transaction, although there were still a number of competition authority approvals pending in other countries, including Europe that were expected during March 2004 which, if granted, would allow closure of the transaction shortly thereafter.

For further information please contact:

Mr Tim Duncan
Hintons
+613 9600 1979
08441122

Mr Mark Dehring
Head of Investor Relations
+613 9389 2818

Dr Brian McNamee
Chief Executive Officer
+613 9389 1601

Half year ended December	2003 $m	2002 $m
Sales	636.1	633.4
Other Revenue	4.2	6.4
Total Revenue	**640.3**	**639.8**
Earnings before Interest, Tax, Depreciation & Amortisation	**111.9**	**132.0**
Depreciation/Amortisation	57.2	59.5
Net Interest Expense/(Income)	9.4	15.8
Tax Expense	19.9	16.7
Profit after tax before Goodwill Amortisation	**44.5**	**61.7**
Amortisation of Goodwill after tax	19.1	21.6
Net Profit from Ordinary Activities	**25.4**	**40.1**
Interim Dividend (cents)	12.0	12.0
EPS diluted (cents)	15.5	25.1
EPS after tax before Goodwill Amortisation (cents)	27.3	38.7